SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_________

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of May 2005

Commission File Number 1-31927

_________

NORTHERN ORION RESOURCES INC.

(Translation of registrant’s name into English)

Suite 250 - 1075 West Georgia Street

Vancouver, British Columbia, Canada V6E 3C9

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F             Form 40-F     X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes            No     X

Suite 250, 1075 West Georgia Street

Vancouver, BC, Canada  V6E 3C9

                              www.northernorion.com

NEWS RELEASE

May 25, 2005

NNO – TSX

NTO – Amex

NORTHERN ORION ANNOUNCES APPOINTMENT OF VP, PROJECT DEVELOPMENT FOR AGUA RICA

Northern Orion Resources Inc. (the "Company") is pleased to announce the appointment of Brian Montpellier as Vice President, Project Development effective May 24, 2005. In this new role, Mr. Montpellier will be primarily responsible for the design and implementation of the project execution plan to take the Agua Rica project through financing, construction and into production.

Mr. Montpellier has 30 years of experience in developing mining and mineral processing plants in various jurisdictions around the world, including copper in Peru, oil sands in Alberta and gold in Spain. He has extensive feasibility study, project and construction management experience on major mineral projects gained in his tenure at Wright Engineers, Fluor and AMEC, in addition to his experience acting as an independent engineer for international banks. Most recently, Mr. Montpellier was the Operations Manager, Mining for AMEC in Vancouver, responsible for all project work.

“We are extremely fortunate to have accessed the extensive experience that Brian brings in the development of major mining projects. He has substantial international mining development experience on major projects and has worked closely with the major project finance banks.” said David Cohen, President and CEO of Northern Orion. “We welcome Brian into Northern Orion to lead the Agua Rica development and continue to build the team that will bring Agua Rica into production safely, on time and within budget.”

The Company has granted incentive options to directors, officers, employees and consultants for the purchase of a total of 1,995,000 common shares in its capital.  The options are exercisable on or before May 10, 2012 at a price of $2.99 per share.

The Company will continue to build upon its progress to date with a strategy to advance Agua Rica so as to achieve maximum monetary returns in the shortest time frame.  In addition, the Company continues to review and evaluate accretive acquisitions that could provide the Company with additional cash flow in the short to medium term.

"David Cohen"

David Cohen, President and CEO

For further information, please contact:

Investor Relations

 1-866-608-9970

Email: info@northernorion.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NORTHERN ORION RESOURCES INC.

(Registrant)

Date:

May 25, 2005

By:

/s/David W. Cohen

David W. Cohen
President and Chief Executive Officer